UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

o céu é Azul

Interim Condensed – ITR Individual and Consolidated 3Q2024 Azul S.A

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6

2

AZUL S.A. Declaration of the officers September 30, 2024

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three and nine months ended September 30, 2024.

Barueri, November 13, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

AZUL S.A. Declaration of the officers September 30, 2024

Directors' statement on the independent auditor's report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor's report of the interim condensed individual and consolidated financial statements relating to for the three and nine months ended September 30, 2024.

Barueri, November 13, 2024.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Antonio Flavio Torres Martins Costa

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

AZUL S.A. Summary report of the statutory audit committee September 30, 2024

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee declares that it has reviewed, discussed and agreed to the reviewed the management report and the interim condensed individual and consolidated financial statements for the three and nine months ended September 30, 2024 independent auditor's reports issued by Grant Thornton Auditores Independentes Ltda. recommending its approval to the Board of Directors.

Barueri, November 13, 2024.

Sergio Eraldo de Salles Pinto

Member, Coordinator of the Audit Committee and Financial Specialist

Gilberto Peralta

Member of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

5

Independent auditor's report on review of interim financial information

Grant Thornton Auditores Independentes Ltda. Av. Eng. Luiz Carlos Berrini, 105 - 12o andar, Itaim Bibi - São Paulo (SP) Brasil T +55 11 3886-5100 www.grantthornton.com.br

To the Shareholders, Board of Directors, and Management of

Azul S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Azul S.A.(the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2024, comprising the balance sheet as of September 30, 2024, and the respective statements of income and of comprehensive income for the three and nine-month periods then ended and of changes in shareholders’ equity and of cash flows for the period of nine months then ended, including the footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is significantly less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the nine months period ended September 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added.Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

Audit and review of values corresponding to the comparative year and period

The amounts corresponding to the year ended December 31, 2023, and the three- and nine-month periods ending September 30, 2023, presented for comparison purposes were, respectively, audited and reviewed by another independent auditor, whose reports on the audit and reviews were, respectively, issued on April 12, 2024, and December 07, 2023, without modifications.

São Paulo, November 13, 2024

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

AZUL S.A. Statements of financial position September 30, 2024 and December 31, 2023 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Assets	Note	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Current assets

Cash and cash equivalents	5	1,759	2,809	1,082,155	1,897,336
Short-term investments	6	-	-	56,980	-
Accounts receivable	7	-	-	1,356,737	1,109,408
Aircraft sublease	8	-	-	-	14,592
Inventories	9	-	-	1,026,505	799,208
Deposits	10	-	7,802	596,415	515,692
Taxes recoverable	11	56	4,984	221,546	219,433
Derivative financial instruments	23	-	-	-	21,909
Related parties	29	916,240	216,388	-	-
Advances to suppliers	12	-	-	194,608	221,051
Other assets		5,143	2,079	476,205	245,518
Total current assets		923,198	234,062	5,011,151	5,044,147

Non-current assets

Long-term investments	6	-	-	966,819	780,312
Aircraft sublease	8	-	-	-	16,210
Deposits	10	-	70	2,220,211	1,777,803
Related parties	29	1,591,305	1,578,332	-	-
Other assets		-	-	518,016	143,781
Investments	14	759,569	760,782	-	-
Property and equipment	15	-	-	2,973,462	2,295,851
Right-of-use assets	16	-	-	10,195,226	9,011,558
Intangible assets	17	-	-	1,519,266	1,463,247
Total non-current assets		2,350,874	2,339,184	18,393,000	15,488,762

Total assets		3,274,072	2,573,246	23,404,151	20,532,909

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statements of financial position September 30, 2024 and December 31, 2023 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Liabilities and equity	Note	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Current liabilities

Loans and financing	18	144,026	-	1,560,684	1,100,051
Reverse factoring	22	-	-	49,971	290,847
Leases	19	873,979	216,388	4,793,423	3,687,392
Convertible debt instruments	20	69,019	25,807	69,019	25,807
Accounts payable	21	49,122	10,651	3,703,328	2,277,841
Airport taxes and fees	24	-	-	691,833	588,404
Air traffic liability and loyalty program	25	-	-	5,813,008	5,205,876
Salaries and benefits	26	3,015	2,344	564,330	474,797
Taxes payable	27	733	506	168,854	142,168
Derivative financial instruments	23	-	-	117,416	68,905
Provisions	28	-	-	662,549	736,430
Related parties	29	150	52,129	-	-
Other liabilities		-	-	327,473	150,362
Total current liabilities		1,140,044	307,825	18,521,888	14,748,880

Non-current liabilities

Loans and financing	18	-	-	10,965,989	8,598,861
Leases	19	1,467,030	1,443,351	12,977,520	11,459,019
Convertible debt instruments	20	1,171,121	1,175,803	1,171,121	1,175,803
Accounts payable	21	105,672	119,841	1,199,235	1,320,927
Airport taxes and fees	24	-	-	747,952	1,171,679
Taxes payable	27	-	-	78,026	112,287
Derivative financial instruments	23	-	-	-	840
Deferred income tax and social contribution	13	-	39,526	-	39,526
Provisions	28	42	30	2,967,835	2,404,423
Related parties	29	813,332	683,763	-	-
Provision for loss on investment	14	24,612,826	20,130,955	-	-
Other liabilities		-	-	810,580	828,512
Total non-current liabilities		28,170,023	23,593,269	30,918,258	27,111,877

Equity	30

Issued capital		2,315,628	2,314,821	2,315,628	2,314,821
Advance for future capital increase		-	789	-	789
Capital reserve		2,055,462	2,029,610	2,055,462	2,029,610
Treasury shares		(4,334)	(9,041)	(4,334)	(9,041)
Other comprehensive income		3,106	3,106	3,106	3,106
Accumulated losses		(30,405,857)	(25,667,133)	(30,405,857)	(25,667,133)
		(26,035,995)	(21,327,848)	(26,035,995)	(21,327,848)

Total liabilities and equity		3,274,072	2,573,246	23,404,151	20,532,909

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statements of operations Periods the three and nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Parent company
		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Administrative expenses		(15,639)	(18,591)	(44,952)	(44,410)
Other income (expenses), net		602	(46)	470	71,668

	34	(15,037)	(18,637)	(44,482)	27,258

Equity	14	372,113	(1,428,795)	(4,516,661)	(1,883,707)

Operating profit (loss)		357,076	(1,447,432)	(4,561,143)	(1,856,449)

Financial income		615	1,331	3,234	3,160
Financial expenses		(82,309)	(411,375)	(225,508)	(538,411)
Derivative financial instruments, net		(183,050)	304,672	174,121	34,835
Foreign currency exchange, net		28,854	(62,094)	(168,954)	29,246

Financial result	35	(235,890)	(167,466)	(217,107)	(471,170)

Profit (loss) before income IR and CSLL		121,186	(1,614,898)	(4,778,250)	(2,327,619)

Deferred income tax and social contribution	13	-	-	39,526	-

Net profit (loss) for the period		121,186	(1,614,898)	(4,738,724)	(2,327,619)

Basic earnings (loss) per common share – R$	31	-	(0.06)	(0.18)	(0.09)
Diluted earnings (loss) per common share – R$	31	-	(0.06)	(0.18)	(0.09)
Basic earnings (loss) per preferred share – R$	31	0.35	(4.64)	(13.63)	(6.69)
Diluted earnings (loss) per preferred share – R$	31	0.35	(4.64)	(13.63)	(6.69)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

10

AZUL S.A. Statements of operations Periods the three and nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Consolidated
		Three-month periods ended		Nine-month periods ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Passenger revenue		4,762,755	4,579,198	12,978,859	12,687,363
Other revenues		366,842	337,242	1,001,895	961,600
Total revenue	33	5,129,597	4,916,440	13,980,754	13,648,963

Cost of services	34	(3,539,660)	(3,794,289)	(10,387,888)	(11,277,114)

Gross profit		1,589,937	1,122,151	3,592,866	2,371,849

Selling expenses		(249,814)	(215,976)	(664,912)	(586,742)
Administrative expenses		(162,694)	(180,733)	(437,004)	(370,620)
Other income (expenses), net		(150,250)	(53,614)	(221,857)	(273,401)
	34	(562,758)	(450,323)	(1,323,773)	(1,230,763)

Operating profit		1,027,179	671,828	2,269,093	1,141,086

Financial income		56,535	39,433	152,453	143,883
Financial expenses		(1,320,716)	(1,883,867)	(3,878,968)	(4,339,550)
Derivative financial instruments, net		(305,137)	466,360	53,303	(44,228)
Foreign currency exchange, net		664,010	(908,652)	(3,373,158)	771,190
Financial result	35	(905,308)	(2,286,726)	(7,046,370)	(3,468,705)

Profit (loss) before income IR and CSLL		121,871	(1,614,898)	(4,777,277)	(2,327,619)

Current income tax and social contribution	13	(685)	-	(973)	-
Deferred income tax and social contribution	13	-	-	39,526	-

Net profit (loss) for the period		121,186	(1,614,898)	(4,738,724)	(2,327,619)

Basic earnings (loss) per common share – R$	31	-	(0.06)	(0.18)	(0.09)
Diluted earnings (loss) per common share – R$	31	-	(0.06)	(0.18)	(0.09)
Basic earnings (loss) per preferred share – R$	31	0.35	(4.64)	(13.63)	(6.69)
Diluted earnings (loss) per preferred share – R$	31	0.35	(4.64)	(13.63)	(6.69)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statements of comprehensive (loss) income Periods the three and nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

	Parent company and Consolidated
	Three-month periods ended		Nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net profit (loss) for the period	121,186	(1,614,898)	(4,738,724)	(2,327,619)

Other comprehensive income	-	-	-	-

Total comprehensive income	121,186	(1,614,898)	(4,738,724)	(2,327,619)

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements

12

AZUL S.A. Statements of changes in equity Periods the nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2023		2,314,821	789	(9,041)	2,029,610	3,106	(25,667,133)	(21,327,848)

Net loss for the period		-	-	-	-	-	(4,738,724)	(4,738,724)

Total comprehensive income		-	-	-	-	-	(4,738,724)	(4,738,724)

Share repurchase, disposal and transfers	30	-	-	4,707	(7,303)	-	-	(2,596)
Share-based payment (b)	32	807	(789)	-	33,155	-	-	33,173

At September 30, 2024		2,315,628	-	(4,334)	2,055,462	3,106	(30,405,857)	(26,035,995)

Description	Note	Issued capital	AFAC (a)	Treasury shares	Capital reserve	Other comprehensive income	Accumulated losses	Total

At December 31, 2022		2,313,941	61	(10,204)	1,970,098	5,281	(23,286,677)	(19,007,500)

Net loss for the period		-	-	-	-	-	(2,327,619)	(2,327,619)

Total comprehensive income		-	-	-	-	-	(2,327,619)	(2,327,619)

Share repurchase, disposal and transfers	30	-	-	(6,826)	-	-	-	(6,826)
Share-based payment (b)	32	880	728	7,989	46,222	-	-	55,819

At September 30, 2023		2,314,821	789	(9,041)	2,016,320	5,281	(25,614,296)	(21,286,126)

(a)	Advance for future capital increase.
(b)	Refers to the receipt of the exercise of share options and the vesting of share-based compensation plans (Stock Options and RSU), net of income tax relating to the transfer of RSU.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statements of cash flows Periods the nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	Nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Cash flows from operating activities
Loss for the period	(4,738,724)	(2,327,619)	(4,738,724)	(2,327,619)
Result reconciliation items
Depreciation and amortization	-	-	1,852,037	1,820,347
Gain (loss) from impairment of assets	-	-	(21,366)	-
Derivative financial results, net	(174,121)	(34,835)	(53,303)	44,228
Share-based payment	-	2,362	33,014	58,043
Foreign currency exchange, net	167,600	(32,796)	3,292,158	(748,434)
Financial result	235,757	416,342	3,694,275	4,173,463
Provisions, net	12	3,192	(114,666)	(134,099)
Recovery of expenses and write-offs of other assets	-	-	(855,441)	169,999
Result from modification of lease and provision	-	-	(113,101)	(99,281)
Result of write-offs of fixed assets, right of use, intangible assets and inventories	-	-	(22,683)	20,318
Deferred income tax and social contribution	(39,526)	-	(39,526)	-
Sale and leaseback	-	-	(59,496)	-
Equity	4,516,661	1,883,707	-	-
Reconciled result	(32,341)	(89,647)	2,853,178	2,976,965

Changes in operating assets and liabilities
Accounts receivable	-	-	131,335	262,715
Aircraft sublease	-	-	-	19,485
Inventories	-	-	(184,482)	(30,396)
Deposits	(6)	-	(286,294)	(295,785)
Taxes recoverable	4,928	4,587	(1,676)	11,448
Derivative financial results, net	-	-	(51,238)	(154,699)
Other assets	5,822	(2,901)	(224,733)	(87,558)
Accounts payable	(3,697)	104,080	615,285	(318,594)
Airport taxes and fees	-	-	78,731	373,434
Air traffic liability and loyalty program	-	-	756,811	184,409
Salaries and benefits	671	(2,734)	146,866	73,567
Taxes payable	(195)	(3,174)	(42,737)	(26,654)
Provisions	-	-	(308,894)	(269,232)
Other liabilities	-	-	123,509	2,794

Total changes in operating assets and liabilities	7,523	99,858	752,483	(255,066)

Interest paid	(96,069)	(58,790)	(1,796,940)	(1,180,995)

Net cash provided (used) by operating activities	(120,887)	(48,579)	1,808,721	1,540,904

Cash flows from investing activities
Short and long-term investments	-	-	(106,037)	-
Restricted cash	-	-	-	(256,536)
Sale and leaseback	-	-	22,677	-
Property and equipment	-	-	(531,110)	(148,994)
Capitalized maintenance	-	-	(347,964)	(194,864)
Intangible assets	-	-	(120,141)	(129,382)
Net cash used by investing activities	-	-	(1,082,575)	(729,776)

Cash flows from financing activities
Loans and financing
Proceeds	250,000	-	2,299,918	4,733,292
Repayment	(106,429)	-	(1,147,155)	(1,438,970)
Costs	(4,446)	-	(47,168)	(488,812)
Reverse factoring	-	-	(447,627)	(727,368)
Lease	-	-	(2,200,675)	(1,673,192)
Convertible debt instruments	-	(542,496)	-	(542,496)
Related parties	(16,876)	590,594	-	-
Advance for future capital increase	18	789	18	789
Capital increase	-	819	-	819
Treasury shares	(2,596)	(6,826)	(2,596)	(6,826)
Net cash provided (used) by financing activities	119,671	42,880	(1,545,285)	(142,764)

Exchange rate changes on cash and cash equivalents	166	(123)	3,958	62,680

Increase (decrease) in cash and cash equivalents	(1,050)	(5,822)	(815,181)	731,044

Cash and cash equivalents at the beginning of the period	2,809	8,117	1,897,336	668,348
Cash and cash equivalents at the end of the period	1,759	2,295	1,082,155	1,399,392

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

14

AZUL S.A. Statements of value added Periods the nine months ended September 30, 2024 and 2023 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
		Nine-month periods ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Gross sales revenue
Passenger revenue	33	-	-	12,980,807	12,689,847
Other revenues	33	-	-	1,087,494	1,081,176
Expected loss with accounts receivable	7	-	-	496	(2,907)
		-	-	14,068,797	13,768,116
Inputs acquired from third parties
Aircraft fuel		-	-	(4,220,787)	(4,377,466)
Materials, energy, third-party services and others		(17,973)	54,224	(3,449,888)	(4,431,011)
Insurances		(4,541)	-	(67,252)	(46,375)
	34	(22,514)	54,224	(7,737,927)	(8,854,852)

Gross value added		(22,514)	54,224	6,330,870	4,913,264

Retentions	34
Depreciation and amortization		-	-	(1,852,037)	(1,820,347)
Impairment of assets		-	-	21,366	-

Net value added		(22,514)	54,224	4,500,199	3,092,917

Value added received in transfers

Equity	14	(4,516,661)	(1,883,707)	-	-
Financial income	35	3,234	3,160	152,453	143,883
		(4,513,427)	(1,880,547)	152,453	143,883

Value added to be distributed		(4,535,941)	(1,826,323)	4,652,652	3,236,800

Distribution of value added:
Personnel (a)

Salaries and wages		17,465	20,816	1,321,727	1,170,043
Benefits		2,465	5,468	278,588	225,764
F.G.T.S.		424	432	118,011	103,011
	34	20,354	26,716	1,718,326	1,498,818
Taxes, fees and contributions

Federal (b)		(37,912)	250	230,141	248,673
State		-	-	38,301	38,547
Municipal		-	-	9,265	4,137
		(37,912)	250	277,707	291,357
Third party capital

Financial expenses	35	225,508	538,411	3,878,968	4,339,550
Derivative financial instruments, net	35	(174,121)	(34,835)	(53,303)	44,228
Foreign currency exchange, net	35	168,954	(29,246)	3,373,158	(771,190)
Rentals	34	-	-	196,520	161,656
		220,341	474,330	7,395,343	3,774,244

Own capital

Loss for the period		(4,738,724)	(2,327,619)	(4,738,724)	(2,327,619)

(a)	Not including INSS in the amount of R$1,494 in the parent company R$260,127 in the consolidated, as it is in the federal tax line.
(b)	Includes deferred income tax and social contribution accounted for in the parent company.

The accompanying notes are an integral part of these interim condensed individual and consolidated financial statements.

15

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). The Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

The Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.

The Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL, respectively.

The Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of September 30, 2024 is as follows:

16

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the changes in ownership that occurred in period, when applicable.

					% equity interest
Company	Type of investment	Main activity	State	Country	September 30, 2024	December 31, 2023
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Frequent-flyer program	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	-

Azul Secured Finance 2 LLP was incorporated on September 17, 2024.

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in January and July respectively, and in the last two weeks of December, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

17

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.	GOING CONCERN

2.1	Management Statement

The Company's interim condensed individual and consolidated financial statements were prepared on going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities, which is confirmed by a positive trend in generating operating cash flows.

On performing the Company's going concern assessment, management considered the financial position and results of operations up to September 30, 2024, as well as other foreseen or occurred events up to the date of issuance of these interim condensed individual and consolidated financial statements.

Management understands that even with the existence of a certain degree of uncertainty regarding the Company's ability to fulfill its obligations, the renegotiations carried out between the Company and its creditors, including lessors and suppliers of aircraft services and parts (“OEMs”), as disclosed in note 39 Subsequent Events, corroborate Management's judgment regarding the Company's reasonable expectation of having sufficient resources to continue operating in the foreseeable future.

Additionally, Management's conclusion is based on the Company's business plan approved by the Board of Directors in December 2023 and the liability restructuring process described in these interim condensed individual and consolidated financial statements. The Company's business plans include planned future actions, macroeconomic and aviation sector assumptions, such as level of demand for air transport with corresponding increase in traffic and fares, estimated exchange rates and fuel prices.

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements is being disclosed, and corresponds to that used by it in the development of its business management activities.

2.2	Debt restructuring

Until September 30, 2024, Azul's Management continued the process of restructuring its debts, as presented in detail in this interim condensed individual and consolidated financial statements (note 18 and 19).

2.3	Extreme weather event

During the quarter ended June 30, 2024, there was an extreme weather event with heavy rains in the central region of the State of Rio Grande do Sul in Brazil, making it impossible to provide air services due to flooding and the consequent closure of Salgado Filho Airport in Porto Alegre, the main airport in the region. The Company dedicated humanitarian efforts with the aim of supporting actions carried out by local authorities who acted in response to the emergency with the affected population. In order to face this scenario, the Company began to monitor and establish operational and financial strategies to get through this period until the resumption of operations, increasing flights to nearby cities, in order to serve affected passengers.

In October 2024, air services were gradually resumed at Salgado Filho international airport.

18

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.4	Net working capital and capital structure

As of September 30, 2024, the Company's working capital and liquid equity position are as shown below:

Description	September 30, 2024	December 31, 2023	Variation

Net working capital	(13,510,737)	(9,704,733)	(3,806,004)
Equity	(26,035,995)	(21,327,848)	(4,708,147)

The negative variation in the balance of net working capital is mainly due to the increase in liabilities in foreign currency, due to the 12.5% devaluation of the real against the US dollar and the postponement of accounts payable payments.

The negative variation of equity is mainly due to the Company's negative financial result, which exceeds by R$4,777,277 the operating profit due to foreign currency exchange and interest on leases, loans and financing.

3.  BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company's interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.

19

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

When preparing these interim condensed individual and consolidated financial statements of the Company, Management used the following disclosure criteria to understand the changes observed in the equity and in its performance, since the end of the last fiscal year ended December 31, 2023, disclosed on April 12, 2024: (i) regulatory requirements; (ii) relevance and specificity of the information on the operations; (iii) informational needs of users of the interim condensed individual and consolidated financial statements; and (iv) information from other entities participating in the passenger air transport market.

As a consequence of the improvements made to the presentation of some items in the statements of cash flows and costs and expenses by nature, the following reclassifications were carried out to ensure comparability of balances from the previous period:

	Parent company
	September 30, 2023
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Prepaid expenses	(2,989)	2,989	-
Other assets	88	(2,989)	(2,901)
Total	(2,901)	-	(2,901)

	Consolidated
	September 30, 2023
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Prepaid expenses	(85,683)	85,683	-
Other assets	(1,875)	(85,683)	(87,558)
Advances to suppliers	(989,754)	989,754	-
Accounts payable	671,160	(989,754)	(318,594)
Total	(406,152)	-	(406,152)

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items significant:

Fair value:

•      Short-term investments –TAP Bond;

•      Derivative financial instruments; and

•      Debenture conversion right.

Other:

•      Investments accounted for under the equity method.

20

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

3.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of these interim condensed individual and consolidated financial statements occurred at the Board of Directors’ meeting held on November 13, 2024.

4.	MAIN ACCOUNTING PROCEDURES

The interim condensed individual and consolidated financial statements of the company was prepared based on the main accounting procedures: practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2023 and disclosed on April 12, 2024 and, therefore, must be read together.

4.1	New, changes and interpretations of relevant accounting standards and pronouncements

The following accounting standards came into effect on January 1, 2024 and did not significantly impact the Company's balance sheet or income statement.

Norm	Charge

CPC 26 (R1) – equivalent to IAS 1	Classification of liabilities as current and non-current
CPC 06 (R2) – equivalent to IFRS 16	Lease liabilities in a sale and leaseback transaction
CPC 03 (R2) – equivalent to IAS 7 and CPC 40 – equivalent to IFRS 7	Reverse factoring
CPC 40 – equivalent to IFRS 7	Reverse factoring
CPC 09 (R1)	Clarification of the requirements for applying the standard and concept for preparation and dissemination.

4.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Final exchange rates
Description	September 30, 2024	December 31, 2023	Variation %

U.S. dollar	5.4481	4.8413	12.5%
Euro	6.0719	5.3516	13.5%

	Average exchange rates
	Three-month periods ended			Nine-month periods ended
Description	September 30, 2024	September 30, 2023	Variation %	September 30, 2024	September 30, 2023	Variation %

U.S. dollar	5.5472	4.8803	13.7%	5.2445	5.0083	4.7%
Euro	6.1351	5.3122	15.5%	5.7036	5.4249	5.1%

21

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

5.	CASH AND CASH EQUIVALENTS

		Parent company		Consolidated
Description	Weighted average rate p.a.	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Cash and bank deposits	-	1,017	1,709	160,088	271,857
Cash equivalents:
Bank Deposit Certificate – CDB	97.1% of CDI	-	-	654,268	1,354,020
Repurchase agreements	94.0% of CDI	742	1,100	111,382	268,432
Time Deposit (a)	5.0%	-	-	42,184	2,985
Investment funds	11.0%	-	-	114,233	42
		1,759	2,809	1,082,155	1,897,336

(a)  Investment in U.S. dollar.

6.	SHORT AND LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	September 30, 2024	December 31, 2023

TAP Bond	7.5%	Mar-26	912,923	780,312
Investment funds	18.3%	Jun-26	110,876	-
			1,023,799	780,312

Current			56,980	-
Non-current			966,819	780,312

22

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

7.	ACCOUNTS RECEIVABLE

	Consolidated
Description	September 30, 2024	December 31, 2023
Local currency

Credit card companies	340,784	498,609
Cargo and travel agencies	315,534	282,654
Travel package financing entities	-	29,203
Loyalty program partners	88,034	114,932
Others	33,917	40,121

Total local currency	778,269	965,519

Foreign currency

Credit card companies	16,580	18,556
Reimbursement receivable for maintenance reserves	80,624	57,528
Airline partner companies	4,213	8,612
Clearinghouse - agencies and cargo	28,452	30,533
Others	475,337	55,894

Total foreign currency	605,206	171,123

Total	1,383,475	1,136,642

Allowance for losses	(26,738)	(27,234)
Total net	1,356,737	1,109,408

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the nine months ended September 30, 2024, the Company anticipated the receipt of R$8,859,779 in accounts receivable from credit card administrators, without right of return, with an average cost of 0.9% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$3,027,182 due to such advances (R$3,349,391 on December 31, 2023).

The breakdown of accounts receivable by maturity, net of allowances for losses:

	Consolidated
Description	September 30, 2024	December 31, 2023

Not past due	1,067,988	970,145
Over 1 to 90 days	175,553	122,040
Over 90 days	113,196	17,223
Total	1,356,737	1,109,408

23

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The movement of allowances for losses is presented below:

	Consolidated
Description	September 30, 2024	September 30, 2023

Balances at the beginning the period	(27,234)	(24,084)
Additions	(22,176)	(24,390)
Reversal	22,257	20,446
Write-off of uncollectible amounts	415	1,037
Balances at the end of the period	(26,738)	(26,991)

8.	AIRCRAFT SUBLEASE

	Consolidated
Description	September 30, 2024	December 31, 2023

2024	-	15,386
2025	-	15,386
2026	-	4,001

Gross sublease	-	34,773
Accrued interest	-	(3,971)
Net sublease	-	30,802

Current	-	14,592
Non-current	-	16,210

As of September 30, 2024, the Company did not have sublease contracts.

9.	INVENTORIES

	Consolidated
Description	September 30, 2024	December 31, 2023

Maintenance materials and parts	1,049,360	825,499
Flight attendance, uniforms and others	33,593	21,367
Provision for losses	(56,448)	(47,658)
Total net	1,026,505	799,208

24

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

10.	DEPOSITS

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Security deposits	-	7,872	548,674	418,537
Maintenance reserves	-	-	2,563,937	2,153,310

Total	-	7,872	3,112,611	2,571,847

Provision for loss	-	-	(295,985)	(278,352)

Total net	-	7,872	2,816,626	2,293,495

Current	-	7,802	596,415	515,692
Non-current	-	70	2,220,211	1,777,803

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2023	7,872	418,537	1,874,958	2,293,495

Additions	-	133,627	257,686	391,313
Returns	(8,887)	(47,013)	(108,542)	(155,555)
Provision movement	6	-	18,346	18,346
Use by the lessor	-	-	(10,511)	(10,511)
Foreign currency exchange	1,009	43,523	236,015	279,538

At September 30, 2024	-	548,674	2,267,952	2,816,626

At September 30, 2024
Current	-	60,729	535,686	596,415
Non-current	-	487,945	1,732,266	2,220,211

At December 31, 2023
Current	7,802	64,788	450,904	515,692
Non-current	70	353,749	1,424,054	1,777,803

The movement of the allowance for maintenance reserves losses is as follows:

	Consolidated
Description	September 30, 2024	September 30, 2023

Balances at the beginning of the period	(278,352)	(446,342)
Additions	(57,752)	(44,277)
Reversals	69,029	16,402
Use by the lessor	7,069	64,623
Foreign currency exchange	(35,979)	20,204
Balances at the end of the period	(295,985)	(389,390)

25

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

11.	TAXES RECOVERABLE

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

PIS and COFINS	-	-	75,845	73,029
IRPJ and CSLL	38	4,917	17,263	8,315
ICMS	-	-	17,516	19,940
Taxes withheld	18	67	114,683	121,216
Allowance for withheld taxes losses	-	-	(4,607)	(3,875)
Others	-	-	846	808

	56	4,984	221,546	219,433

12.	ADVANCE TO SUPPLIERS

	Consolidated
Description	September 30, 2024	December 31, 2023

Local currency	82,159	118,442
Foreign currency	112,449	102,609
	194,608	221,051

These amounts are presented net of allowance for losses in the amount of R$49,120 (R$28,676 as of December 31, 2023).

26

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2023	Profit or loss	September 30, 2024	December 31, 2023	Profit or loss	September 30, 2024

Deffered liabilities

Breakage	-	-	-	(195,923)	(50,891)	(246,814)
Foreign currency exchange	(191,219)	(224,828)	(416,047)	(191,219)	(224,828)	(416,047)
Leases	-	-	-	(3,034,585)	(396,164)	(3,430,749)
Others	-	-	-	(1,057)	-	(1,057)

Total	(191,219)	(224,828)	(416,047)	(3,422,784)	(671,883)	(4,094,667)

Deffered assets

Impairment	-	-	-	48,889	(7,265)	41,624
Financial instruments	-	-	-	21,112	18,809	39,921
Foreign currency exchange	149,986	264,207	414,193	149,986	264,207	414,193
Provisions	1,707	(575)	1,132	1,403,989	168,015	1,572,004
Leases	-	-	-	4,199,370	613,528	4,812,898
Others	-	722	722	-	-	-

	151,693	264,354	416,047	5,823,346	1,057,294	6,880,640

Deferred tax asset reducer	-	-	-	(2,440,088)	(345,885)	(2,785,973)

Total	151,693	264,354	416,047	3,383,258	711,409	4,094,667

Total income tax and deferred social contribution	(39,526)	39,526	-	(39,526)	39,526	-

27

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.2	Reconciliation of the effective income tax rate

	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Profit (loss) before income tax and social contribution	121,186	(1,614,898)	(4,778,250)	(2,327,619)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(41,203)	549,065	1,624,605	791,390

Adjustments to determine the effective rate
Equity	126,518	(485,790)	(1,535,665)	(640,460)
Unrecorded and recorded benefit no tax losses and temporary differences	(13,024)	(160,797)	(80,171)	(132,351)
Mark to market of convertible instruments	(62,237)	103,588	59,201	11,844
Permanent differences	(10,054)	(6,066)	(28,444)	(30,423)
	-	-	39,526	-

Deferred income tax and social contribution	-	-	39,526	-
	-	-	39,526	-

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Profit (loss) before income tax and social contribution	121,871	(1,614,898)	(4,777,277)	(2,327,619)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(41,436)	549,065	1,624,274	791,390

Adjustments to determine the effective rate
Unrecorded and recorded benefit no tax losses and temporary differences	124,048	(670,442)	(1,634,079)	(829,964)
Mark to market of convertible instruments	(62,237)	103,588	59,201	11,844
Permanent differences	(11,462)	9,736	(31,152)	10,173
Others	(9,598)	8,053	20,309	16,557
	(685)	-	38,553	-

Current income tax and social contribution	(685)	-	(973)	-
Deferred income tax and social contribution	-	-	39,526	-
	(685)	-	38,553	-

28

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Tax losses and negative bases	1,113,643	924,637	20,742,901	18,325,916

Tax loss (25%)	278,411	231,159	5,185,725	4,581,479
Negative social contribution base (9%)	100,228	83,217	1,866,861	1,649,332

14.	INVESTMENTS

14.1	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

December 31, 2023
ALAB	100%	100%	(20,130,955)
IntelAzul	100%	100%	(20,209)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(19,370,173)

September 30, 2024
ALAB	100%	100%	(24,612,826)
IntelAzul	100%	100%	(21,422)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(23,853,257)

14.2	Movement of the investments

Description	ALAB	IntelAzul	Total

December 31, 2023	(20,130,955)	760,782	(19,370,173)

Equity	(4,515,448)	(1,213)	(4,516,661)
Share-based payment	33,577	-	33,577

September 30, 2024	(24,612,826)	759,569	(23,853,257)

Investments			759,569
Provision for loss on investment			(24,612,826)

29

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

15.	PROPERTY AND EQUIPMENT

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisitions	Write-offs	Transfers (a)	September 30, 2024

Cost
Equipment – flight		2,036,144	249,416	(74,049)	(39,581)	2,171,930
Equipment – others		195,810	20,132	(3,174)	-	212,768
Aircraft, engines and simulators		593,953	114,707	(112,314)	-	596,346
Improvements		555,412	49,816	(5,400)	59,574	659,402
Maintenance		44,016	72,250	-	-	116,266
Others		29,231	3,621	(3,229)	-	29,623
Construction in progress		96,095	16,614	(63,881)	(28,528)	20,300
Advance payments for acquisition of aircraft		298,040	595,491	-	-	893,531
		3,848,701	1,122,047	(262,047)	(8,535)	4,700,166

Depreciation
Equipment – flight	8%	(785,204)	(118,665)	26,729	-	(877,140)
Equipment – others	13%	(120,860)	(19,464)	3,162	-	(137,162)
Aircraft, engines and simulators	7%	(271,104)	(30,696)	-	-	(301,800)
Improvements	13%	(188,987)	(53,772)	4,764	-	(237,995)
Maintenance	26%	(19,616)	(8,645)	-	-	(28,261)
Others	8%	(23,289)	(1,856)	3,223	-	(21,922)
		(1,409,060)	(233,098)	37,878	-	(1,604,280)

Property and equipment		2,439,641	888,949	(224,169)	(8,535)	3,095,886

Impairment		(143,790)	-	21,366	-	(122,424)

Total property and equipment, net		2,295,851	888,949	(202,803)	(8,535)	2,973,462

(a)  The transfer balances are between the groups “Aircraft sublease “, “Inventories”, “Right-of-use assents” and “Other assets”.

During the nine months ended September 30, 2024, the Company carried out “sale and leaseback” transactions for two engines, where the revenue, net of sales costs, corresponds to a gain of R$59,496 (there were no operations of this nature on September 30, 2023) and is recognized under the heading “Other costs of services provided”.

30

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

16.	RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acquisi-tions	Write-offs	Modifica-tions	Transfers (a)	September 30, 2024

Cost
Aircraft, engines and simulators		14,279,939	1,474,063	(372,833)	206,992	66,248	15,654,409
Maintenance		1,552,036	478,048	(39,318)	(12,383)	-	1,978,383
Restoration		1,699,610	374,593	(38,988)	(70,504)	-	1,964,711
Others		324,650	34,022	(5,203)	1,784	-	355,253
		17,856,235	2,360,726	(456,342)	125,889	66,248	19,952,756

Depreciation
Aircraft, engines and simulators	8%	(7,417,554)	(874,411)	372,833	-	-	(7,919,132)
Maintenance	21%	(616,379)	(246,869)	39,318	-	-	(823,930)
Restoration	24%	(701,501)	(303,234)	37,130	104,101	-	(863,504)
Others	18%	(109,243)	(44,019)	2,298	-	-	(150,964)
		(8,844,677)	(1,468,533)	451,579	104,101	-	(9,757,530)

Right-of-use assets, net		9,011,558	892,193	(4,763)	229,990	66,248	10,195,226

(a)	The transfer balances are between the groups “Aircraft sublease”, “Inventories”, “Other assets” and “Property and equipment”.

17.	INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2023	Acqui-sitions	Write-offs	September 30, 2024

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	776,311	208,194	(157,922)	826,583
		1,804,275	208,194	(157,922)	1,854,547

Amortization
Software	28%	(341,028)	(151,581)	157,328	(335,281)
		(341,028)	(151,581)	157,328	(335,281)

Total intangible assets, net		1,463,247	56,613	(594)	1,519,266

31

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LOANS AND FINANCING

Parent company
Description	Average nominal rate p.a.	Effective ratem p.a	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Amortized cost	September 30, 2024

In local currency - R$

Debentures	CDI + 6.0%	17.3%	Nov-24	-	245,554	(106,429)	(19,687)	20,142	4,446	144,026

Total in R$				-	245,554	(106,429)	(19,687)	20,142	4,446	144,026

Current				-						144,026
Non-current				-						-

32

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Consolidated
Description	Average nominal rate p.a.	Effective rate p.a.	Maturity	December 31, 2023	Funding (–) costs	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring	Amortized cost	September 30, 2024

In foreign currency – US$

Senior notes – 2024	5.9%	6.3%	Oct-24	332,099	-	-	(10,331)	15,453	42,051	-	743	380,015
Senior notes – 2026	7.3%	7.8%	Jun-26	152,572	-	-	(6,172)	9,541	19,089	-	486	175,516
Senior notes – 2028	11.9%	13.3%	Aug-28	3,922,731	727,296	-	(442,592)	455,580	578,291	-	27,134	5,268,440
Senior notes – 2029	11.5%	11.5%	May-29	1,165,545	-	-	(107,177)	108,364	144,900	-	-	1,311,632
Senior notes – 2030	10.9%	10.9%	May-30	2,777,513	-	-	(241,657)	244,333	345,453	-	-	3,125,642

	Sofr 1M + 4.6%	9.8%	May-26	79,086	382,492	-	(21,514)	24,794	22,690	-	-	487,548
	Sofr 3M + 2.6%	11.3%	Jun-27	-	53,936	(5,626)	(81)	312	155	-	61	48,757
Aircraft, engines and others	4.9%	5.9%	Mar-29	284,279	-	(152,382)	(9,096)	7,071	24,936	-	902	155,710
				8,713,825	1,163,724	(158,008)	(838,620)	865,448	1,177,565	-	29,326	10,953,260

In local currency - R$

Working capital	CDI + 1.6%	20.0%	Jan-25	29,648	982,796	(477,191)	(9,811)	26,240	-	-	13,439	565,121
Debentures	CDI + 5.5%	16.7%	Dec-28	919,072	542,660	(494,105)	(109,373)	101,494	-	18,173	14,319	992,240
Aircraft, engines and others	Selic + 5.5%	10.0%	May-25	12,771	-	(3,902)	(3,552)	1,145	-	-	24	6,486
	6.5%	6.5%	Mar-27	23,596	-	(13,949)	(861)	780	-	-	-	9,566
				985,087	1,525,456	(989,147)	(123,597)	129,659	-	18,173	27,782	1,573,413

Total in R$				9,698,912	2,689,180	(1,147,155)	(962,217)	995,107	1,177,565	18,173	57,108	12,526,673

Current				1,100,051								1,560,684
Non-current				8,598,861								10,965,989

33

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1       Schedule of amortization of debt

Parent company
Description	September 30, 2024

2024	144,026

There was no comparative balance as of December 31, 2023.

	Consolidated
Description	September 30, 2024	December 31, 2023

2024	665,506	1,100,051
2025	1,033,942	222,201
2026	926,521	355,930
2027	150,020	116,146
2028	5,354,615	3,998,142
After 2028	4,396,069	3,906,442
	12,526,673	9,698,912

Current	1,560,684	1,100,051
Non-current	10,965,989	8,598,861

18.2	New funding

18.2.1  Senior notes 2028

In February 2024, the subsidiary Azul Secured issued additional notes in the principal amount of R$740,585 (equivalent to US$148,700), with funding costs of R$13,289. These notes were issued to qualified institutional investors and there was no change in payment and interest conditions.

18.2.2  Aircraft, engines and others

During the three quarters of 2024, the subsidiary Azul Finance raised R$77,175, R$143,933 and R$161,384 (equivalent to US$15,548, US$28,121 and US$28,874) respectively, with interest equivalent to Sofr 1M + 4.6% p.a., payment monthly interest and maturity in May 2026.

During the third quarter of 2024, the subsidiary Azul Investments raised R$56,148 (equivalent to US$10,293), with funding costs of R$2,212, with interest equivalent to Sofr 3M + 2.6% p.a., quarterly interest payments and maturity in June 2027.

18.2.3  Working capital

In March 2024, the subsidiary ALAB funding R$450,000, with costs of R$1,802, with interest equivalent to CDI+1.5% p.a. and single payment of interest and principal in the second quarter of 2024. In April 2024, the debt was renegotiated, resulting in the postponement of the payment deadline to June 2024 with additional costs of R$2,354. In June 2024, the balance was paid off.

34

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

In June 2024, the subsidiary ALAB funding R$556,000, with costs of R$19,048, interest equivalent to CDI+1.6% p.a. and single payment of interest and principal in January 2025.

18.2.4  Debentures

In March 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series by Azul, in the total amount of R$250,000, with costs of R$4,446, nominal unit value of R$1, interest equivalent to CDI+6.0% p.a., payment of quarterly interest and maturity in March 2027. In September 2024, the maturity was changed to November 2024. In October 2024, the balance was paid off.

In June 2024, the Board of Directors approved the issuance of simple debentures not convertible into shares, of the type with real guarantee, with additional personal guarantee, in a single series, from the subsidiary ALAB, in a total value of up to R$600,000. In June and July 2024, the subsidiary ALAB issued respectively the amount of R$283,333 and R$20,000, with costs of R$3,417 and R$213 respectively, nominal unit value of R$1, interest equivalent to CDI+6.3% p.a., monthly amortization and maturity in June 2026.

18.3	Renegotiations

The loans and financing below were renegotiated and In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation does not fall within the scope of debt extinguishment.

18.3.1  Working capital

In April 2024, the subsidiary ALAB renegotiated the R$450,000 operation, resulting in the postponement of the payment deadline to June 2024 with additional costs of R$2,354. In June 2024, the balance was paid off.

18.3.2  Debentures

During the second quarter, the subsidiary ALAB renegotiated the terms of the debentures, with a total value of R$700,000, with costs of R$2,597 in order to postpone the due date of the principal installments from 2024 to March 2025. There was no change in rates of interest.

In September 2024, the Company renegotiated the terms of the simple debentures not convertible into shares, with a total value of R$250,000, in order to postpone the maturity date to November 2024. In October 2024, the balance was paid off.

35

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.4	Covenants

The Company measures restrictive clauses (“covenants”) in some of its loan and financing contracts, as shown below:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

2th ASA debentures issue	Monthly	(i) Immediate Liquidity exceeding R$1 billion.	Reached
	Quarterly	(ii) Leverage: equal to or less than 3.75x, with said ratio being obtained by adjusted net debt / adjusted EBITDA.	Waiver
12th ALAB debentures issue	Quarterly	(i) Immediate Liquidity exceeding R$1 billion.	Reached
	Annual	(ii) Leverage: equal to or less than 3.75x, as of December 31, 2024, with said ratio being obtained by adjusted net debt / adjusted EBITDA.	-
9th and 10th ALAB issue	Annual	(i) adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) financial leverage less than or equal to 6.5 in 2023; 5.0 in 2024 and 2025; and 4.5 in 2026 and 2027.	-
Aircraft, engines and others	Quarterly	(i) The total cash balance on the last day of the quarter is not less than R$1 billion.	Reached
	Annual	(ii) Leverage: equal to or less than 5.50, with the referred Index being obtained by net debt / EBITDA on the last day of the year.	-
	Annual	(i) adjusted debt service coverage ratio (ICSD) equal to or greater than 1.2; (ii) financial leverage less than or equal to 6.5.	-

36

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.   LEASES

In 2023, the Company defined the renegotiation conditions and began to sign definitive agreements with the lessors, who agreed to receive negotiable debt securities maturing in 2030 (“Notes”) and debt with the possibility of settlement in Azul preferred shares or cash, at the discretion of the Company (“Convertible to equity”). During the nine months ended September 30, 2024 the Company renegotiated 17 lease contracts under these conditions.

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Leases	-	-	14,267,777	12,455,827
Leases – Notes	-	-	1,162,157	1,030,845
Leases – Convertible to equity	2,341,009	1,659,739	2,341,009	1,659,739
	2,341,009	1,659,739	17,770,943	15,146,411

Current	873,979	216,388	4,793,423	3,687,392
Non-current	1,467,030	1,443,351	12,977,520	11,459,019

37

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.1	Leases

Consolidated

Description	Average remaining term	Weighted average rate p.a.	December 31, 2023	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	September 30, 2024

Lease without purchase option:
Aircraft, engines and simulators	8.0	15.9%	11,567,882	1,459,318	181,812	(2,307,820)	1,357,052	(287,035)	(17,942)	1,412,022	13,365,289
Others	4.3	10.8%	237,254	34,022	1,784	(49,626)	17,573	-	(4,117)	18,407	255,297
Lease with purchase option:
Aircraft, engines and simulators	4.3	13.6%	650,691	-	5,392	(155,985)	66,972	-	-	80,121	647,191

Total			12,455,827	1,493,340	188,988	(2,513,431)	1,441,597	(287,035)	(22,059)	1,510,550	14,267,777

Current			3,349,056								3,812,070
Non-current			9,106,771								10,455,707

(a)     Transfer balances are between the “Leases” classifications.

19.2	Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate p.a	December 31, 2023	Payments	Interest incurred	Foreign currency exchange	September 30, 2024

Financing with lessors – Notes	5.8	14.8%	1,030,845	(113,114)	116,712	127,714	1,162,157

Total			1,030,845	(113,114)	116,712	127,714	1,162,157

Current			121,948				107,374
Non-current			908,897				1,054,783

38

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.3	Leases – Convertible to equity

Parent Company and Consolidated
Description	Average remaining term	Weighted average rate p.a	December 31, 2023	Interest incurred	Transfers (a)	Foreign currency exchange	September 30, 2024

Financing with lessors – Convertible to equity	2.9	14.4%	1,659,739	213,902	287,035	241,578	2,341,009

Total			1,659,739	213,902	287,035	241,578	2,341,009

Current			216,388				873,979
Non-current			1,443,351				1,467,030

(a)  Transfer balances are between the “Leases” classifications.

39

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.4	Schedule of amortization of leases

	Consolidated
Description	September 30, 2024	December 31, 2023

2024	1,455,532	3,570,147
2025	3,448,175	2,851,258
2026	3,189,345	2,615,718
2027	2,783,189	2,226,313
2028	2,510,501	1,987,968
After 2028	10,332,901	7,606,103
Minimum lease payments	23,719,643	20,857,507

Financial charges	(9,451,866)	(8,401,680)

Present value of minimum lease payments	14,267,777	12,455,827

Current	3,812,070	3,349,056
Non-current	10,455,707	9,106,771

19.5	Schedule of amortization of leases – Notes
	Consolidated
Description	September 30, 2024	December 31, 2023

2024	29,226	130,432
2025	116,904	103,883
2026	116,904	103,883
2027	116,904	103,883
2028	116,904	103,883
After 2028	1,734,077	1,540,940
Minimum lease payments	2,230,919	2,086,904

Financial charges	(1,068,762)	(1,056,059)

Present value of minimum lease payments	1,162,157	1,030,845

Current	107,374	121,948
Non-current	1,054,783	908,897

19.6	Schedule of amortization of leases – Convertible to equity
	Parent company and consolidated
Description	September 30, 2024	December 31, 2023

2024	205,603	235,897
2025	953,070	726,247
2026	953,070	726,247
2027	687,605	490,348
Minimum lease payments	2,799,348	2,178,739

Financial charges	(458,339)	(519,000)

Present value of minimum lease payments	2,341,009	1,659,739

Current	873,979	216,388
Non-current	1,467,030	1,443,351

40

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.7	Covenants

In the quarter, the Company does not measure covenants in its lease contracts, therefore, the related debt continues to be classified in these interim condensed individual and consolidated financial statements in accordance with the contractual flow originally established.

20.	CONVERTIBLE DEBT INSTRUMENTS

Parent Company and Consolidated
Description	Average nominal rate p.a.	Effective rate p.a (a)	Maturity	December 31, 2023	Variation of conversion right	Payment of interest	Interest incurred	Foreign currency exchange	September 30, 2024

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,201,610	(174,121)	(76,382)	198,406	90,627	1,240,140

Total in R$				1,201,610	(174,121)	(76,382)	198,406	90,627	1,240,140

Current				25,807					69,019
Non-current				1,175,803					1,171,121

(a)	Does not consider the conversion right.

The balance includes the right to convert the debt into Company shares in the amount of R$314,654 (R$488,775 as of December 31, 2023).

20.1	Schedule of amortization

	Parent company and Consolidated
Description	September 30, 2024	December 31, 2023

2024	69,019	25,807
2028	1,171,121	1,175,803
	1,240,140	1,201,610

Current	69,019	25,807
Non-current	1,171,121	1,175,803

41

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

21.	ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Accounts payable	6,861	10,651	4,310,138	3,077,225
Accounts payable – Notes	-	-	444,492	401,702
Accounts payable – Convertible to equity	147,933	119,841	147,933	119,841
	154,794	130,492	4,902,563	3,598,768

Current	49,122	10,651	3,703,328	2,277,841
Non-current	105,672	119,841	1,199,235	1,320,927

22.   REVERSE FACTORING

The Company promotes negotiations with suppliers with the aim of extending their payment terms. In this way, agreements were signed with financial institutions that allow their suppliers to advance the payment titles, mainly fuel, with interest rates reanging from 1.19% and 1.30% p.m.

	Consolidated
Description	December 31, 2023	Addition	Payment	Interest paid	Interest incurred	September 30, 2024

Reverse factoring	290,847	208,804	(447,627)	(12,256)	10,203	49,971

	290,847	208,804	(447,627)	(12,256)	10,203	49,971

23.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
Changes in fair value	Forward - fuel	Option fuel	Conversion right debentures (a)	Total

At December 31, 2023	(60,102)	12,266	(488,775)	(536,611)

Gains (losses) recognized in result	(109,947)	(10,871)	174,121	53,303
Payments (receipts)	52,633	(1,395)	-	51,238

At September 30, 2024	(117,416)	-	(314,654)	(432,070)

Obligations with current derivative financial instruments	(117,416)	-	-	(117,416)
Non-current convertible debt instruments	-	-	(314,654)	(314,654)

	(117,416)	-	(314,654)	(432,070)

(a)	Balance recorded in the parent company.

42

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

24.	AIRPORT TAXES AND FEES

	Consolidated
Description	September 30, 2024	December 31, 2023

Government installment payment program federal	852,186	97,271
Airport fees	319,527	1,393,243
Boarding tax	242,364	248,689
Other taxes	25,708	20,880

	1,439,785	1,760,083

Current	691,833	588,404
Non-current	747,952	1,171,679

25.	AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

	Consolidated
Description	September 30, 2024	December 31, 2023

Air traffic liability and loyalty program	6,538,932	5,782,121
Breakage	(725,924)	(576,245)
	5,813,008	5,205,876

Average use term (a)	63 days	56 days

(a)  Does not consider the loyalty program.

26.	SALARIES AND BENEFITS

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Salaries and benefits	3,015	2,344	564,173	473,060
Share-based payment	-	-	157	1,737

	3,015	2,344	564,330	474,797

43

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.	TAXES PAYABLE

	Parent company		Consolidated
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Government installment payment program federal	-	-	156,653	157,970
PIS and COFINS	7	2	84	4,231
Taxes withheld	715	421	75,868	76,520
Import taxes	11	83	10,491	13,483
Others	-	-	3,784	2,251

	733	506	246,880	254,455

Current	733	506	168,854	142,168
Non-current	-	-	78,026	112,287

28.	PROVISIONS

28.1    Composition of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil, labor and risks (b)	Post-employment benefit	Total

At December 31, 2023	2,573,170	557,773	9,910	3,140,853

Additions	302,503	82,381	116	385,000
Write-offs	(74,076)	(234,818)	-	(308,894)
Interest incurred	104,066	(27,453)	729	77,342
Foreign currency exchange	336,083	-	-	336,083

At September 30, 2024	3,241,746	377,883	10,755	3,630,384

At September 30, 2024
Current	346,565	315,984	-	662,549
Non-current	2,895,181	61,899	10,755	2,967,835

At December 31, 2023
Current	497,525	238,905	-	736,430
Non-current	2,075,645	318,868	9,910	2,404,423

(a)     Nominal discount rate 10.7% p.a. (10.7% p.a. on December 31, 2023).

(b)     Considers provision for civil risks in the amount of R$42 in the parent company (R$30 as of December 31, 2023).

44

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.1.1   Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Tax	239,293	284,638	703,234	432,109
Civil	72,951	131,464	108,846	49,930
Labor	65,639	141,671	179,862	68,789
	377,883	557,773	991,942	550,828

28.1.1.1	Taxes

During the third quarter of 2024, the Company became aware of processes with an estimated possible loss that deal with offsets, partially or not approved, of federal credits, in the amount of R$254,877.

28.1.1.2	Cível

During second the quarter of 2024, the Company changed the risk of lawsuits involving flight delays and cancellations from probable to possible after a detailed analysis of recent court decisions.

28.1.1.3	Labor

During the second quarter of 2024, the Company changed the risk of a process involving crew hours on the ground, from probable to possible, taking into account the current stage of the process.

45

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.	RELATED-PARTY TRANSACTIONS

29.1	Transactions between companies

Observing accounting standards, such transactions were duly eliminated for consolidation purposes:

Parent company
Creditor	Debtor	Type of operation	September 30, 2024	December 31, 2023

Azul	Investment	Debt securities exchange offers – costs	9,524	8,464
Azul	Secured	Issuance of debt securities 2028 – costs	9,079	6,676
Azul	ALAB	Renegotiation of accounts payable – Convertible to equity	147,933	119,841
Azul	ALAB	Renegotiation of lease – Convertible to equity	2,341,009	1,659,739
Azul	ALAB	Loan	-	(86,659)
ALAB	Azul	Loan	(88,881)	-
ALAB	Azul	Renegotiation of convertible debentures – costs	-	(496)
Secured	Azul	Renegotiation of convertible debentures – costs	(10,896)	(9,685)
Secured	Azul	Loan	(713,705)	(639,052)
			1,694,063	1,058,828

Rights with related parties current			916,240	216,388
Rights with related parties non-current			1,591,305	1,578,332
Obligations with current related parties			(150)	(52,129)
Obligations with related parties non-current			(813,332)	(683,763)

Parent company
Revenue	Expense	Type of operation	September 30, 2024	September 30, 2023

Azul	ALAB	Interest on Loan	2,639	2,289
ALAB	Azul	Interest on Loan	(2,176)	-

			463	2,289

29.2	Compensation of key management personnel

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Salaries and benefits	8,237	8,358	28,090	24,080
Post-employment benefit	228	-	684	-
Share-based payment	8,335	10,343	30,257	48,112

	16,800	18,701	59,031	72,192

Stock-based compensation plan, considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, and does not represent a cash outflow.

29.3	Breeze

The Company signed sublease agreements with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted and approved by 97% of the Azul's shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

During the nine months ended September 30, 2024, the Company finalized the sublease agreements.

As of September 30, 2024, the operations with Breeze as recorded the following balances:

		Consolidated
Creditor	Debtor	Type of operation	Note	September 30, 2024	December 31, 2023
ALAB	Breeze	Aircraft sublease	Aircraft sublease	-	30,802
ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	2,378	3,901
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(10,040)	(19,559)

		Consolidated
Revenues	Expenses	Type of operation	Note	September 30, 2024	September 30, 2023
ALAB	Breeze	Interest incurred	Financial income	1,754	4,521

46

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.4	Azorra

In August 2022, the Company made agreements for purchase and sale of aircraft and engines with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The transactions between the Company and the Azorra group are shown below:

Consolidated
Creditor	Debtor	Type of operation	Note	September 30, 2024	December 31, 2023

ALAB	Azorra	Security deposits	Deposits	25,296	4,643
Azorra	ALAB	Leases	Leases	(332,621)	(302,947)
Azorra	Azul Investments	Leases – Notes	Leases	(84,039)	(74,572)
Azorra	Azul	Leases – Equity	Leases	(127,919)	(102,683)

Revenue	Expense	Type of operation	Note	September 30, 2024	September 30, 2023
Azorra	ALAB	Interest incurred	Financial expense	56,539	11,032

29.5	Other related parties

The other related parties do not have significant amounts for disclosure in these interim condensed individual and consolidated financial statements.

30.	EQUITY

30.1	Issued capital

	Parent company and Consolidated
	Value		Quantity
Description	Company’s capital	AFAC (a)	Common shares	Preferred shares

At December 31, 2023	2,314,821	789	928,965,058	335,747,796

Capital payment	807	(807)	-	-
Share-based payment	-	18	-	3,000

At September 30, 2024	2,315,628	-	928,965,058	335,750,796

(a) Advance for future capital increase.

47

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company's shareholding structure is presented below:

	Parent company and Consolidated
	September 30, 2024			December 31, 2023
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation
			-
David Neeleman	67.0%	2.2%	4.5%	67.0%	2.2%	4.5%
Acionistas Trip (a)	33.0%	1.8%	2.9%	33.0%	4.0%	5.0%
United Airlines Inc	-	5.5%	5.4%	-	8.0%	7.8%
Blackrock	-	4.7%	4.5%	-	5.0%	4.8%
Others	-	85.7%	82.6%	-	80.7%	77.8%
Treasury shares	-	0.1%	0.1%	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

30.2	Treasury shares

	Parent company and Consolidated
Description	Number of shares	Amount paid	Average cost (in R$)

At December 31, 2023	499,999	9,041	18.08

Repurchase	210,000	2,596	12.36
Alienation	(4,125)	(69)	-
Transfers	(441,379)	(7,234)	-

At September 30, 2024	264,495	4,334	16.39

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

48

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.   EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Numerator
Net profit (loss) for the period	121,186	(1,614,898)	(4,738,724)	(2,327,619)

Denominator
Weighted average number of common shares	928,965,058	928,965,058	928,965,058	928,965,058
Weighted average number of preferred shares	335,326,702	335,731,250	335,275,653	335,667,578
Economic value of preferred shares	75	75	75	75
Weighted average number of equivalent preferred shares (a)	347,712,903	348,117,451	347,661,854	348,053,779
Weighted average number of equivalent common shares (b)	26,078,467,708	26,108,808,808	26,074,639,033	26,104,033,408
Weighted average number of presumed conversions	667,808,498	159,143,350	667,808,498	159,143,350
Weighted average number of shares that would have been issued at average market price	98,733	5,760,266	151,004	3,834,227

Basic earnings (loss) per common share – R$	-	(0.06)	(0.18)	(0.09)
Diluted earnings (loss) per common share – R$	-	(0.06)	(0.18)	(0.09)
Basic earnings (loss) per preferred share – R$	0.35	(4.64)	(13.63)	(6.69)
Diluted earnings (loss) per preferred share – R$	0.35	(4.64)	(13.63)	(6.69)

(a)	This refers to the participation in the value of the Company's total equity, calculated as if all 928,965,058 common shares had been converted into 12,386,201 preferred shares at the conversion ratio of 75 common shares for each preferred share.

(b)	This refers to the participation in the value of the Company's total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

The diluted result per share is calculated by adjusting the weighted average number of shares in circulation, except those in treasury, for instruments potentially convertible into shares. However, due to the losses recorded in the nine months ended September 30, 2024 and 2023, these instruments issued by the Company have a non-dilutive effect and, therefore, were not considered in the total number of shares in circulation to determine the diluted loss per share.

49

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.      SHARE-BASED PAYMENT

The conditions of the share-based grant plans remain unchanged during the nine months ended September 30, 2024.

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2023	20,521,684	1,544,065	246,930	22,312,679

Exercised	(3,000)	(608,472)	(18,177)	(629,649)
Canceled	(70,161)	(91,292)	(47,742)	(209,195)

At September 30, 2024	20,448,523	844,301	181,011	21,473,835

	Parent company and Consolidated
Description	September 30, 2024	December 31, 2023

Share price (in reais)	6.24	16.01
Weighted average price of the stock option (in reais)	5.97	12.93
Weighted average price of the phantom shares (in reais)	10.35	10.35
Cash inflow stock option	18	1,608
Flat cash inflow of phantom shares	188	237
Income tax regarding RSU transfer	1,439	3,239
Number of shares equivalent to RSU IR	167,093	167,447

The expenses of share-based compensation plans are shown below:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Stock option	9,046	15,024	29,411	50,625
RSU	1,782	2,131	5,183	6,823
Phantom shares	(57)	(1,715)	(1,580)	595

	10,771	15,440	33,014	58,043

50

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.1	Assumptions

32.1.1   Stock option

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	1.8	4.0	1,774,418	1,709,877	865,714
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	0.8	3.0	1,514,999	1,381,499	1,036,374
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,824,333	4,824,333
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	2.9	5.0	8,900,000	8,900,000	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	2.7	4.0	1,800,000	1,752,239	439,630
									30,447,866	20,448,523	9,046,626

32.1.2   Restricted stock option

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
June 19, 2020	25.0%	21.80	-	4.0	1,382,582	-
July 7, 2021	25.0%	42.67	0.7	4.0	300,000	55,017
July 7, 2022	25.0%	11.72	1.7	4.0	335,593	144,743
July 7, 2022	25.0%	11.72	1.7	4.0	671,186	274,468
July 7, 2023	25.0%	19.32	2.7	4.0	500,000	370,073
					3,189,361	844,301

32.1.3   Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding	Total options available for exercise
August 7, 2018	20.43	0.25	73.6%	-	12.1%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	1.03	73.6%	-	12.1%	33.3%	-	3.0	3,250,000	99,761	99,761
April 30, 2020	10.35	1.55	74.8%	-	12.2%	25.0%	-	4.0	1,600,000	26,300	26,300
August 17, 2021	33.99	0.54	74.4%	-	12.3%	25.0%	0.8	4.0	580,000	1,430	1,430
									6,137,400	181,011	181,011

51

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

33.   SALES REVENUE

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenue
Passenger revenue	4,763,216	4,569,634	12,980,807	12,689,847
Other revenues	386,821	373,444	1,087,494	1,081,176

Total	5,150,037	4,943,078	14,068,301	13,771,023

Taxes levied
Passenger revenue (a)	(461)	9,564	(1,948)	(2,484)
Other revenues	(19,979)	(36,202)	(85,599)	(119,576)

Total taxes	(20,440)	(26,638)	(87,547)	(122,060)

Total revenue	5,129,597	4,916,440	13,980,754	13,648,963

(a)	As of January 1, 2023, the PIS and COFINS rates on revenues arising from regular passenger air transport activities were reduced to zero, in accordance with Law 14,592/2023.

Revenues by geographical location are as follows:

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Domestic revenue	4,256,917	3,824,519	11,490,832	10,635,231
Foreign revenue	872,680	1,091,921	2,489,922	3,013,732

Total revenue	5,129,597	4,916,440	13,980,754	13,648,963

52

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.   COSTS AND EXPENSES BY NATURE

	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Administrative expenses
Salaries and benefits	(4,243)	(11,375)	(21,848)	(26,680)
Insurance	(1,899)	-	(4,541)	-
Others	(9,497)	(7,216)	(18,563)	(17,730)
	(15,639)	(18,591)	(44,952)	(44,410)

Other income (expenses), net
Others	602	(46)	470	71,668
	602	(46)	470	71,668

Total	(15,037)	(18,637)	(44,482)	27,258

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Cost of services
Aircraft fuel	(1,493,933)	(1,365,847)	(4,220,787)	(4,377,466)
Salaries and benefits	(598,598)	(594,516)	(1,819,404)	(1,616,057)
Airport taxes and fees	(287,057)	(274,130)	(768,900)	(785,883)
Traffic and customer servicing	(221,887)	(209,864)	(636,621)	(594,950)
Maintenance	(192,160)	(284,667)	(560,554)	(665,839)
Depreciation and amortization (a)	(623,211)	(622,685)	(1,843,097)	(1,812,741)
Impairment	7,092	-	21,366	-
Insurance	(20,975)	(19,912)	(62,711)	(46,375)
Rents	(76,543)	(87,107)	(196,520)	(161,656)
Others	(32,388)	(335,561)	(300,660)	(1,216,147)
	(3,539,660)	(3,794,289)	(10,387,888)	(11,277,114)

Selling expenses
Salaries and benefits	(9,602)	(10,672)	(31,269)	(27,621)
Sales and marketing	(240,212)	(205,304)	(633,643)	(559,121)
	(249,814)	(215,976)	(664,912)	(586,742)

Administrative expenses
Salaries and benefits	(39,667)	(17,417)	(127,780)	(84,856)
Depreciation and amortization (a)	(2,912)	(2,843)	(8,940)	(7,606)
Insurance	(1,899)	-	(4,541)	-
Others	(118,216)	(160,473)	(295,743)	(278,158)
	(162,694)	(180,733)	(437,004)	(370,620)

Other income (expenses), net
Others	(150,250)	(53,614)	(221,857)	(273,401)
	(150,250)	(53,614)	(221,857)	(273,401)

Total	(4,102,418)	(4,244,612)	(11,711,661)	(12,507,877)

(a)  Net of PIS and COFINS credits in the amount of R$356 in the quarter and R$1,175 in the nine months ended September 30, 2024.

53

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.	FINANCIAL RESULT
	Parent company
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Financial income
Short and long-term investments	29	67	80	218
Others	586	1,264	3,154	2,942
	615	1,331	3,234	3,160
Financial expenses
Interest on loans and financing	(9,574)	-	(20,142)	-
Interest on convertible instruments	(70,373)	(58,044)	(198,406)	(180,652)
Interest accounts payable	(24)	-	(36)	-
Amortized cost of loans and financing	(2,054)	-	(4,446)	-
Amortized cost of convertible instruments	-	(181)	-	(2,622)
Cost of financial operations	(97)	(142)	(258)	(417)
Restructuring of debentures	-	(352,430)	-	(352,430)
Others	(187)	(578)	(2,220)	(2,290)
	(82,309)	(411,375)	(225,508)	(538,411)

Derivative financial instruments, net	(183,050)	304,672	174,121	34,835

Foreign currency exchange, net	28,854	(62,094)	(168,954)	29,246

Financial result	(235,890)	(167,466)	(217,107)	(471,170)

54

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Nine-month periods ended
Description	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Financial income
Short and long-term investments	40,407	22,554	105,702	62,726
Interest on sublease receivables	175	3,104	1,754	10,650
TAP Bond fair value	9,012	2,966	12,017	46,573
Others	6,941	10,809	32,980	23,934
	56,535	39,433	152,453	143,883
Financial expenses
Interest on loans and financing (a)	(367,950)	(286,570)	(985,749)	(570,479)
Interest on lease	(635,889)	(584,378)	(1,772,211)	(1,875,402)
Interest on convertible instruments	(70,373)	(58,044)	(198,406)	(180,652)
Interest on factoring credit card receivables	(84,313)	(49,842)	(244,374)	(256,491)
Interest on provisions	(37,203)	(77,585)	(77,342)	(218,312)
Interest on reverse factoring	(1,831)	(45)	(10,203)	(12,303)
Interest accounts payable and airport taxes and fees	(49,543)	(216,396)	(262,695)	(376,260)
Amortized cost of loans and financing	(23,413)	(14,072)	(57,108)	(29,154)
Amortized cost of convertible instruments	-	(181)	-	(2,622)
Cost of financial operations	(28,586)	(15,884)	(88,334)	(46,495)
TAP Bond fair value	(8,233)	(15,108)	(14,842)	(25,736)
Restructuring of debentures	-	(352,430)	-	(352,430)
Restructuring of loan and financing	-	(201,521)	-	(201,521)
Others	(13,382)	(11,811)	(167,704)	(191,693)
	(1,320,716)	(1,883,867)	(3,878,968)	(4,339,550)

Derivative financial instruments, net	(305,137)	466,360	53,303	(44,228)

Foreign currency exchange, net	664,010	(908,652)	(3,373,158)	771,190

Financial result	(905,308)	(2,286,726)	(7,046,370)	(3,468,705)

(a) Net of PIS and COFINS credits in the amount of R$9,358.

36.	RISK MANAGEMENT

36.1	Fair value hierarchy of financial instruments

The fair value hierarchy of the Company's consolidated financial instruments, as well, as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Liabilities
Convertible debt instruments – conversion right	23	2	(314,654)	(488,775)	(314,654)	(488,775)

55

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Assets
Long-term investments – TAP Bond	6	2	912,923	780,312	912,923	780,312
Derivative financial instruments	23	2	-	21,909	-	21,909

Liabilities
Loans and financing	18	-	(13,452,159)	(9,698,912)	(11,057,894)	(9,796,608)
Convertible debt instruments – conversion right	23	2	(314,654)	(488,775)	(314,654)	(488,775)
Derivative financial instruments	23	2	(117,416)	(69,745)	(117,416)	(69,745)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

36.2	Market risks

36.2.1   Interest rate risk

36.2.1.1   Sensitivity analysis

As of September 30, 2024, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	September 30, 2024	Weighted Rate (p.a.)	September 30, 2024

Exposed assets (liabilities), net	10.7%	(790,699)	4.7%	(916,566)

Effect on profit or loss

Interest rate devaluation by -50%	5.3%	43,455	2.4%	21,608
Interest rate devaluation by -25%	8.0%	21,727	3.5%	10,804
Interest rate appreciation by 50%	16.0%	(43,455)	7.1%	(21,608)
Interest rate appreciation by 25%	13.3%	(21,727)	5.9%	(10,804)

56

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.2   Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of September 30, 2024, forward and options transactions on fuel (note 23).

36.2.2.1   Sensitivity analysis

The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liter:

	Consolidated
	Exposure to price
Description	Average price per liter (in reais)	September 30, 2024

Aircraft fuel	4.5	(4,220,787)

Effect on profit or loss

Devaluation by -50%	2.2	2,110,394
Devaluation by -25%	3.4	1,055,197
Appreciation by 50%	6.7	(2,110,394)
Appreciation by 25%	5.6	(1,055,197)

57

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.3   Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company's cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	497	706	439	388
Deposits	-	7,802	-	-
Related parties	2,507,545	1,578,332	-	-

Total assets	2,508,042	1,586,840	439	388

Liabilities
Convertible debt instruments	(1,240,140)	(1,201,610)	-	-
Leases	(2,341,009)	(1,659,739)	-	-
Accounts payable	(147,977)	(119,888)	-	-
Related parties	(724,601)	(649,232)	-	-

Total liabilities	(4,453,727)	(3,630,469)	-	-

Net exposure	(1,945,685)	(2,043,629)	439	388

Net exposure in foreign currency	(357,131)	(422,124)	72	73

	Consolidated
	Exposure to US$		Exposure to €
Description	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	53,663	82,975	859	4,092
Long-term investments	-	-	912,923	780,312
Accounts receivable	537,585	115,024	2,652	2,876
Aircraft sublease	-	30,802	-	-
Deposits	2,710,399	2,196,474	-	-
Other assets	9,262	26,207	-	-

Total assets	3,310,909	2,451,482	916,434	787,280

Liabilities
Loans and financing	(11,114,660)	(8,889,048)	-	-
Leases	(17,671,816)	(14,043,101)	-	-
Convertible debt instruments	(1,240,140)	(1,201,610)	-	-
Accounts payable	(2,799,956)	(2,040,546)	-	-
Airport taxes and fees	(2,207)	(21,994)	-	-
Provisions	(3,241,746)	(2,573,170)	-	-
Other liabilities	(32,639)	(108,687)	(28)	-

Total liabilities	(36,103,164)	(28,878,156)	(28)	-

Net exposure	(32,792,255)	(26,426,674)	916,406	787,280

Net exposure in foreign currency	(6,019,026)	(5,458,590)	150,926	147,111

58

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.2.3.1   Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	September 30, 2024	Closing rate	September 30, 2024

Exposed assets (liabilities), net	5.4	(1,945,685)	6.1	439

Effect on profit or loss

Foreign currency devaluation by -50%	2.7	972,843	3.0	(220)
Foreign currency devaluation by -25%	4.1	486,421	4.6	(110)
Foreign currency appreciation by 50%	8.2	(972,843)	9.1	220
Foreign currency appreciation by 25%	6.8	(486,421)	7.6	110

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	September 30, 2024	Closing rate	September 30, 2024

Exposed assets (liabilities), net	5.4	(32,792,255)	6.1	916,406

Effect on profit or loss

Foreign currency devaluation by -50%	2.7	16,396,128	3.0	(458,203)
Foreign currency devaluation by -25%	4.1	8,198,064	4.6	(229,102)
Foreign currency appreciation by 50%	8.2	(16,396,128)	9.1	458,203
Foreign currency appreciation by 25%	6.8	(8,198,064)	7.6	229,102

59

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36.3	Credit risk

Credit risk is inherent to the Company's operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over-the-counter (OTC) market with counterparties that maintain a relationship, and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigates and contributes to credit risk. The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

36.4	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of September 30, 2024 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	12,526,673	18,369,462	2,926,934	12,074,110	3,368,418
Reverse factoring	49,971	49,991	49,991	-	-
Leases	17,770,943	28,749,910	5,086,888	17,498,591	6,164,431
Convertible debt instruments	1,240,140	2,063,863	233,677	1,830,186	-
Accounts payable	4,902,563	5,274,539	3,812,576	921,086	540,877
Airport taxes and fees	1,439,785	1,453,414	693,207	381,710	378,497

	37,930,075	55,961,179	12,803,273	32,705,683	10,452,223

36.5	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company's Management continually monitors its net debt.

60

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

37.	NON-CASH TRANSACTIONS

	Parent company
Description	Maintenance reserves	Transfers	Total

Deposits	(8,887)	-	(8,887)
Other assets	8,887	-	8,887
Leases	-	(681,270)	(681,270)
Related parties	-	681,270	681,270
September 30, 2024	8,887	-	8,887

	Parent company
Description	Transfers	Total

Leases	(1,653,908)	(1,653,908)
Related parties	1,653,908	1,653,908
September 30, 2023	-	-

61

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Mainte-nance prepayment	Maintenance reserves	Reverse factoring	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Transfers	Others	Total

Accounts receivable	-	-	-	-	155,555	-	(75,080)	(159,996)	-	-	-	-	-	(79,521)
Aircraft sublease	-	-	-	-	-	-	(9,467)	-	-	-	-	(27,086)	-	(36,553)
Inventories	-	-	-	-	-	-	-	-	-	-	-	(2,260)	(16,012)	(18,272)
Deposits	-	-	-	-	(52,964)	-	-	-	-	-	-	-	-	(52,964)
Advances to suppliers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment	530,312	-	-	-	-	-	-	-	-	-	-	(8,535)	(51,957)	469,820
Right-of-use assets	-	190,710	-	-	-	-	-	-	1,508,086	374,593	222,577	66,248	-	2,362,214
Intangible assets	-	-	88,053	-	-	-	-	-	-	-	-	-	-	88,053
Other assets	-	-	-	222,217	-	-	-	-	-	-	-	(28,367)	77,540	271,390
Loans and financing	-	-	-	-	-	-	-	(436,428)	-	-	-	-	-	(436,428)
Leases	-	-	-	-	-	-	84,547	-	(1,514,758)	-	(188,988)	-	-	(1,619,199)
Accounts payable	(530,312)	(190,710)	(88,053)	(222,217)	(102,591)	208,804	-	596,424	2,769	-	-	-	(9,571)	(335,457)
Reverse factoring	-	-	-	-	-	(208,804)	-	-	-	-	-	-	-	(208,804)
Provisions	-	-	-	-	-	-	-	-	-	(374,593)	(33,589)	-	-	(408,182)
Other liabilities	-	-	-	-	-	-	-	-	3,903	-	-	-	-	3,903
September 30, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance reserves	Consumption in credit	Compensation of sublease	Compensation of lease	Acquisition of lease	ARO	Modification	Transfers	Total

Accounts receivable	-	-	-	-	-	-	(252,842)	-	-	-	439,433	186,591
Aircraft sublease	-	-	-	-	-	(21,845)	-	-	-	-	-	(21,845)
Deposits	-	-	-	144,489	-	-	-	-	-	-	(439,433)	(294,944)
Advances to suppliers	-	-	-	-	-	-	-	-	-	-	(885,954)	(885,954)
Property and equipment	183,072	-	-	-	-	-	-	-	-	-	23,048	206,120
Right-of-use assets	-	41,833	-	-	-	-	-	550,593	238,924	594,407	(23,239)	1,402,518
Intangible assets	-	-	66,379	-	-	-	-	-	-	-	192	66,571
Loans and financing	-	-	-	-	-	-	-	-	-	-	1,067	1,067
Leases	-	-	-	-	-	21,845	221,406	(593,782)	-	(891,580)	(24,207)	(1,266,318)
Accounts payable	(183,072)	(41,833)	(66,379)	(144,489)	104,194	-	6,662	10,785	-	-	933,573	619,441
Reverse factoring	-	-	-	-	(104,194)	-	-	-	-	-	-	(104,194)
Provisions	-	-	-	-	-	-	-	-	(238,924)	297,173	-	58,249
Other assets and liabilities	-	-	-	-	-	-	24,774	32,404	-	-	(24,480)	32,698
Result	-	-	-	-	-	-	-	-	-	99,282	-	99,282
As of September 30,2023	-		-	-	-	-	-	-	-	-	-	-

62

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

38.	COMMITMENTS

38.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	September 30, 2024	December 31, 2023

Lessors	29	31
Manufacturers	94	96
	123	127

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 15.5% (15.8% on December 31, 2023) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	September 30, 2024	December 31, 2023

2024	596,824	916,053
2025	1,551,352	1,290,764
2026	6,053,956	4,991,454
2027	5,396,784	4,359,775
2028	3,229,621	2,595,179
After 2028	2,668,025	2,294,727

	19,496,562	16,447,952

38.2	Letters of credit

The position of the letters of credit in use by the Company follows, for the following purposes:

	Consolidated
	September 30, 2024		December 31, 2023
Description	R$	US$	R$	US$

Security deposits and maintenance reserve	2,130,609	391,074	1,979,883	408,957
Bank guarantees	7,005	-	9,161	-
	2,137,614	391,074	1,989,044	408,957

63

AZUL S.A. Notes to the interim condensed individual and consolidated financial statements September 30, 2024 (In thousands of Brazilian reais – R$, unless otherwise indicated)

39 SUBSEQUENT EVENTS

39.1	Renegotiations

On October 7, 2024, the Company successfully reached commercial agreements with its lessors and OEMs representing approximately 98% of the existing share issuance obligations, subject to certain conditions and applicable corporate approvals. As a result of the agreements it is expected to convert around R$3.1 billion of debt into 100 million new preferred shares in a single issue.

On October 28, 2024, the Company entered into agreements with its current holders of debt securities (“Senior Notes”) to raise up to US$500 million in additional resources, with US$150 million already received and US$250 million expected by the end of 2024 and with potential to unlock another US$100 million.

These additional resources will support the efforts to improve the Company's cash flow by more than $150 million by reducing certain obligations with lessors and OEMs over the next 18 months. The Company will seek additional cash flow improvements of approximately US$100 million per year and thus there is a potential conversion into equity instruments of up to US$800 million of existing secondary secured debt, leading to an additional reduction of almost US$100 million in interest payments per year.

Elton Flavio Ribeiro

CRC 1SP 253891/O-0

Controllership, tax and internal control director

64

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 14, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer